UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 4, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

CELEBRATION OF EXCLUSIVITY AGREEMENT FOR

NEGOTIATION OF SHAREHOLDING IN FIBERCO

TIM S.A. (“Company” or “TIM) (B3: TIMS3; NYSE: TIMB), in compliance with Article 157 of Law No 6,404 and the provisions of CVM Instruction N. 358, hereby informs its shareholders, the market in general and other interested parties that entered into, yesterday, the Exclusivity Agreement (“Agreement”), effective until March 24, 2021, with IHS Brasil Participações Ltda. (“Proponent”) to negotiate the terms and conditions for the acquisition of equity interest, by Proponent, in FiberCo Soluções de Infraestrutura Ltda. (“FiberCo”), a company set up to segregate assets and provide residential fiber optic infrastructure services, according to the Notice to the Market released on December 10, 2020.

IHS is a large and diversified provider of telecommunications infrastructure, focused on emerging markets and operating in 9 countries in Africa, the Middle East and Latin America. Proponent has more than 28 thousand towers and seeks to expand the value chain in infrastructure services in addition to the towers.

FiberCo will allow TIM to achieve the expected growth in the Brazilian fiber market in the coming years, taking advantage of the open network approach and a focused operating model.

The Company will keep its shareholders and the market in general duly informed of the progress of the purchase process, under the terms of ICVM 358 and applicable legislation.

Rio de Janeiro, March 04th, 2021.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 4, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer